Exhibit 10.1

X

In the Matter of
The St. Paul Travelers Companies, Inc.

X

ASSURANCE OF DISCONTINUANCE

Pursuant to the provisions of Executive Law § 63 (12), the Donnelly Act (Gen. Bus. Law § 340 et seq.), the Martin Act (Gen. Bus. Law § 352-c) and the common law of the State of New York, Eliot Spitzer, Attorney General of the State of New York caused an investigation to be made of The St. Paul Travelers Companies, Inc. and its subsidiaries (“St. Paul Travelers”) relating to practices in the marketing, sale, renewal, placement or servicing of insurance and reinsurance and their accounting and public reporting practices, including those relating to nontraditional and finite reinsurance (the “Investigation”); and pursuant to Conn. Gen. Stat. § 35-24 et seq. (the Connecticut Antitrust Act) and Conn. Gen. Stat. § 42-110a et seq. (the Connecticut Unfair Trade Practices Act), Richard Blumenthal, Attorney General of the State of Connecticut, caused an investigation to be made of St. Paul Travelers on the subject matter of the Investigation; and pursuant to the Illinois Antitrust Act, 740 ILCS 10/1 et seq. and the Illinois Consumer Fraud and Deceptive Business Practices Act, 815 ILCS 505/1 et seq., Lisa Madigan, Attorney General of the State of Illinois, caused an investigation to be made of St. Paul Travelers on the subject matter of the Investigation (collectively the “Attorneys General Investigations”); and Howard Mills, the Superintendent of Insurance of the State of New York (the “Superintendent”), caused an investigation to be made of St. Paul Travelers on the subject matter of the Investigation (the “Superintendent’s Investigation”); and based upon the Attorneys General Investigations and the Superintendent’s Investigation the following findings have been made:

1.    In April 2004, St. Paul Travelers was formed through the merger of The St. Paul Companies, Inc. (“St. Paul”) and Travelers Property and Casualty (“Travelers”), two of the nation’s leading property casualty insurance companies.  As most of the conduct in this Assurance refers to events prior to April 2004, the conduct of the individual, pre-merger companies will be specified.

2.    Since at least the mid-1990s, St. Paul and Travelers and other insurers have paid hundreds of millions of dollars in so-called “contingent commissions” to insurance brokers and agents (collectively “Producers”(1)), including Marsh & McLennan Companies, Inc. or Marsh Inc. (collectively “Marsh”), Aon Corporation (“Aon”),Willis Group Holding Ltd. (“Willis”), Hilb Rogal & Hobbs Company (“HRH”), Arthur J. Gallagher & Co. (“Gallagher”), and Acordia, Inc. (“Acordia”) as well as tens of thousands of smaller brokers and independent agents.

3.    St. Paul and Travelers entered into a number of undisclosed contingent commission agreements (also known as “override” agreements) with Producers, such as Marsh, Aon, Willis, HRH, Gallagher, and Acordia.  As a result of these arrangements, the Producers steered insurance policies to St. Paul and Travelers to give them new business and to keep retention levels (that is the percentage of customers who elect to keep their insurer when a policy comes up for renewal) of existing St. Paul and Travelers policies above certain benchmarks. Producers purported to offer unbiased recommendations to their clients about the selection of

(1)           For purposes of this Agreement, “Producer” shall mean any insurance broker as that term is defined in § 2101(c) of the Insurance Law of the State of New York or any independent insurance agent as that term is defined in § 2101(b) of the Insurance Law of the State of New York and who offers insurance for a specific product or line from more than one insurer or affiliated group of insurers.

insurers when, in many cases, the Producers’ recommendations were biased in favor of insurers who paid contingent commission.

Steering

4. Under these agreements, when a Producer steered new business or helped St. Paul or Travelers retain its existing business at renewal time, St. Paul or Travelers paid the Producer higher contingent commissions.  Examples of these arrangements are set out below:

A. Acordia

                5. In its promotional materials, Acordia maintains that  “Acordia’s core values center around doing what is ethical and what is right for the customer.”  It boasts, “If it is right for the customer it is right for Acordia.”  Contravening these statements, Travelers and Acordia entered into a large number of contingent commission deals (at the local, regional and national levels) from the late 1990’s (if not earlier) to the present.  As a result of these deals, Acordia agreed to “sweep more business to Travelers” and steered thousands of unsuspecting individuals and small businesses to Travelers in return for millions of dollars in contingent commissions.

                6. For example, in 1999 Acordia initiated a “Millennium Partnership Program” in order to “leverage our major market [insurer] relationships in conjunction with our strategic initiative to electronically link ourselves to markets [insurers].”  Acordia hoped that this program would generate millions of dollars from “Preferred Market Partners” over a three year period. The program was designed to consolidate insurance business with a very small number of Preferred Market Partners by giving them “the inside track for future business development.” Travelers, along with four other insurers (Chubb, Hartford, Royal SunAlliance and Atlantic Mutual), entered into Millennium Partnership Agreements with Acordia.  To “incent the proper national and local commitment to the program,” Travelers advanced Acordia  $158,610 in early 2000. Travelers advanced $145,000 to Acordia in 2001, and $182,920 in 2002, giving Acordia a strong incentive to steer business to Travelers so that it could avoid repaying these advances. Acordia responded to this largesse by making sure that Travelers’ business increased.  Travelers was pleased with the results of the Millennium agreement and renewed it in 2003 under terms similar to the original deal.  Acordia was pleased as well, noting that the Millennium project had generated nearly $7 million in added revenue, nearly 10% of which was from Travelers, in the first year and a half “with little, if any, associated expense.”

                7. The Millennium agreement most particularly affected two Travelers units: Travelers Personal Lines and Travelers Select, a Travelers unit specializing in the small commercial segment of the market (i.e., companies whose premiums are under approximately $10,000 per year).  These Millennium Incentive Agreements generally provided a 1% override on top of the standard commission for all business written by Acordia with Travelers Select and most of the business written by Acordia with Travelers Personal Lines.  Travelers Select paid Acordia the advances described above on these Incentive Agreements and Travelers Personal Lines paid Acordia an advance on its Incentive Agreement in 2000.

                8. These Travelers Incentive Agreements went beyond this simple override and advance scheme.  They also included either a “Growth Override” which could add hundreds of thousands of dollars of increased overrides if written premiums increased sufficiently, or a “Policy-In-Force Override” which could add up to 7% more commission if the number of policies in force with Travelers Select grew by more than 2,000 policies.  As Travelers told Accordia,  “Our Millenium [sic][Travelers Select] proposal is based on the belief that while our relationship has been mutually beneficial, superior compensation demands outstanding performance.” Acordia responded to these incentives by steering more business to Travelers, thereby earning a Growth Override under the Personal Lines Incentive Agreement of $278,297 and of $245,613 under the Travelers Select Incentive Agreements.  As an April 2001 e-mail from its P/C Executive Marketing Group explained after meeting with Travelers to review the 2000 results, Acordia was “look[ing] forward to implementing plans to sweep more business to Travelers . . . .”  By February 2002, Acordia’s Chief Marketing Officer reported internally that it had increased written premiums with Travelers Select by 9%.  In the Personal Lines, Acordia increased written premiums 14.3% in 2004 to earn a $235,000 Growth Override that year.

                9. A feature of these Travelers Select agreements with Acordia was to offer Acordia the use of a Travelers Select Service Center for small commercial policies.  By using the service center arrangement, Acordia allowed Travelers to answer all of its small commercial customers’ various service-related calls, such as ones dealing with claims or premium payments.  When an Acordia customer with a Travelers Select policy called Acordia with a question about a policy or claim, the customer would immediately be connected to the Travelers Service Center, which would answer the call as if it were an Acordia office.

                10. Travelers misled these customers and convinced more than 90% of them to keep their policies with Travelers at renewal time.  Travelers charged Acordia 2% of premiums for use of the service center, but offered to reduce this amount to 1%, or even waive it entirely, if Acordia swept at least 75% of this business into the Travelers Service Center.  As an Acordia November 2003 email to Travelers summed up, the service center for small business was “essentially another consolidation play . . . .”

                11. Travelers and Acordia also entered into special, one-off deals to steer whole books of business involving thousands of customers.  For example, when Kemper Insurance Company’s rating was lowered by insurance credit rating organizations, Travelers Select quickly approached Acordia to propose that Acordia transfer Kemper’s entire book to Travelers. Travelers Select provided very significant incentives to Acordia to make sure this would happen, paying up to a 10% override if Acordia placed over 75% of the Kemper book with Travelers. Travelers even sent in “SWAT teams” to local Acordia offices to facilitate the transfer of Kemper business.  Acordia told its brokers in a May 2003 email to its Managing Directors, entitled “Consolidation of Kemper Accounts,” that this was a “great opportunity” and that “[t]his deal is in addition to the National [Contingent] Compensation agreement we have with Travelers and any local agreements you may have in place.”  (Emphasis in the original.)

B. HRH

                12.  HRH claims that it represents the best interest of its clients.  For example, on its 2000 and 2001 web page HRH claimed, “we find or create the best products and services for your insurance needs, and we negotiate with insurers to secure the most favorable terms for you.”  Contrary to that claim, in 1997 HRH began negotiating a “Carrier Consolidation Initiative.”   The Carrier Consolidation Initiative was designed to “leverage” HRH’s ability to steer business into higher contingent commission payments for HRH.

                13. HRH quickly focused its attention for the Carrier Consolidation Initiative on three insurers, Travelers, CNA and The Hartford.  These companies became known as the “Big 3.” The consolidation effort was sometimes referred to as “de-marketing.”

14. In July of 1998, an HRH team flew to Connecticut to negotiate the terms of the consolidation agreement with the president and other executives of Travelers.  In these discussions, Travelers insisted that the number of insurance companies that benefitted from the arrangement be kept small and the terms strictly confidential.  A Travelers senior vice president wrote to HRH: “I am pleased to share our expression of interest to build a strategic partnership. I have summarized below the key items from our perspective: . . . . Travelers & HRH agree terms and conditions will be handled with ABSOLUTE CONFIDENTIALITY . .. . .  HRH will limit participation to a maximum of 3 national carriers with ‘similar’ programs.”  (Emphasis in original).  The senior vice president then ended his letter, saying that “we look forward to building on our already strong relationship.  These terms and conditions assume a similarity of intent with the strategic partners.”

                15. Once the agreements were signed, HRH began systematically to identify customers whose business could be switched to Travelers and the other selected insurers.  Sales representatives from the “Big 3”  visited each HRH office to help smooth implementation of the plan and determine which non-preferred insurers’ books of business would be “book rolled” wholesale to one of the Big 3 carriers.  Travelers even dedicated a full time employee whose job was to “consolidate” HRH’s small business insurance customers with Travelers.  HRH  told its clients, “We . . . are confident that it is in your best interest” to move to one of the Big 3 carriers but never disclosed its own financial motives for the switch.

                16. As part of the “book roll” process, Travelers sometimes increased their new customers’ premiums by as much as 10%.  As in the case of Acordia,  HRH customers that were steered to Travelers insurance had their policies administered by the Travelers Select Customer Service Center in Elmira, New York.  HRH customers did not know their account had been sent to the service center until they received a “Welcome Letter” from HRH, on HRH letterhead, telling them about “our Customer Service Center.”  As with Acordia, if an HRH customer called the service center, the service representatives were instructed to answer the phone simply “customer service,” without indicating that the center was actually owned and operated by Travelers and staffed with Travelers employees.  Thus, if customers called with a question or concern about their insurance, they would not be speaking with their so-called independent insurance agent, but with a Travelers employee.

                17. The plan paid high dividends to both HRH and Travelers.  An August 1999 HRH memo describing the success of the program at increasing the premium volume with Travelers proclaimed “a positive 8.5% growth 1999 YTD vs. 1998 and our retention ratio is 84.1%.” Such a high retention and growth rate was highly profitable to HRH because Travelers was paying HRH a 3.5% override on all policies steered to Travelers and 5% for all new policies.

                18. Travelers was happy with the “consolidation plan.”  As one Traveler’s executive wrote, “The HRH-Travelers strategic partnership has been very successful.  You have demonstrated an acute ability to initiate and execute a business plan that has produced tremendous results.”  In recognition of these “tremendous results,” Travelers gave HRH’s Connecticut office an advance $25,000 “good faith” payment in anticipation of HRH successfully steering clients in 2000.  All told, Travelers received some $580 million in premium through HRH during operation of the Big 3 arrangement and more than doubled its annual premium volume with HRH.

                19. Additionally, in the “Select” market, i.e. insurance for small businesses, Travelers’ participation in the Big 3 arrangement with HRH amounted to a customer allocation scheme.  HRH, Travelers and the other Big 3 carriers agreed that in return for hidden contingent commissions to HRH, the Big 3 carriers would split among themselves more than 80% of HRH’s Select commercial accounts nationwide.  Travelers understood that no Select accounts would be switched from one carrier to another and that HRH offered available books of business to only one Big 3 carrier at a time.  Only if the chosen carrier chose not to take a large enough share of the book would the business be offered to another Big 3 carrier.  Travelers knew who the other members of the “Big 3” were, and all three agreed not to compete for available books of business on the basis of commission paid to HRH.  Indeed, one Travelers vice president wrote that: “to ensure a level playing field, each carrier partner agreed to the same financial program.”

                20. The steering relationship continued to yield high profits for Travelers and continued unabated until the end of 2004, when HRH terminated the arrangement in response to the Attorneys General and Superintendent’s investigations.

C. Gallagher

21. Gallagher also steered business to St. Paul and Travelers in exchange for undisclosed contingent commissions.  In December 2003, a senior Gallagher executive sent an email to all branch and regional managers urging them to “pump” business into seven favored insurers, including St. Paul and Travelers:

With year-end approaching, it is our last chance to pump additional premium volume into these markets so that it is included in the 2003 contingent income calculation.  Some of the more lucrative incentive programs are in place with these companies

1. Crum & Forster	(National)
2. Hartford	(National)
3. St. Paul	(Local)
4. CNA	(Local)

5. Chubb	(Local)
6.Travelers	(Local)
7. Wausau	(National)

Any opportunity which you or your staff have to support these markets, either through renewal retention or new business, will help generate additional revenue for [Gallagher].

D. Willis

22. Willis also made systematic efforts to steer business to St. Paul.  A September 2003 internal report at Willis stated, “Marketing centers are reviewing contingent, bonus and override plans to maximize all agreements during the fourth quarter.  Special attention is being given to St. Paul, Chubb, Liberty Mutual, Hartford and Crum & Forster due to special [contingent commission] agreements.”  The following month, Willis put together a revenue growth strategy focused on contingent commissions.  One of the “Key Objectives” in the strategy was to “[m]aximize premium volume flow to key carriers with the most attractive contingent income agreements.”  The strategy was implemented through emails and other communications from senior management exhorting Willis personnel:  “Don’t forget the advantages of placing as much business as possible with the carriers we have negotiated special deals with, as you look for ways to maximize revenues the last few months of this year and into 2004.”  And a November 3, 2003 email from a senior Willis executive directed subordinates to “feed our biggest contingency players, Hartford, St. Paul, Chubb and Liberty Mutual.” (Emphasis supplied.)

Reinsurance Tying

23. Travelers engaged in other improper activities to ensure that brokers steered their customers to Travelers.  This included tying the use of a broker for reinsurance placements to the placement of the retail  insurance with Travelers.  For example, in 2001 Travelers Bond business unit communicated to Aon Re that it was considering moving its reinsurance brokerage business to Guy Carpenter, Aon Re’s competitor.  In response, Aon Re offered a strategic partnership under which it would increase Aon’s placement of retail business to Travelers Bond if Aon Re maintained the reinsurance brokerage business.

                24. In a series of meetings with Travelers, executives at Aon stated that if Travelers continued to use Aon Re, Aon would commit to increasing its retail placements with Travelers. These meetings were followed by a formal offer sent from Aon to the CEO and CFO of Travelers Bond business unit, providing that if Travelers maintained the reinsurance relationship, Aon would pay Travelers up to $1.5 million and that Aon could eliminate or “claw back” Aon’s payment if it increased its retail business to Travelers.  Ultimately, although on slightly different terms, a clawback agreement was entered into by the parties.  Aon’s retail clients were never informed of any clawback agreement or Aon’s incentives to steer retail business to Travelers Bond.

Excess Casualty Bid Rigging

25. St. Paul also agreed to join other insurers and Marsh in rigging the process of bidding for excess casualty insurance policies.  Among insurance lines, excess casualty policies typically had the highest rates of contingent commissions, and therefore, were the most profitable to Producers. For example, in the 2002 placement service agreement between St. Paul and Marsh in base and contingent commissions and relating to excess casualty, St. Paul agreed to pay Marsh an aggregate percentage of gross written premium that varied from a minimum of 10% for the first $1 of premium to 17.5% for any amount over $55 million dollars of premium.

26. St. Paul participated in the scheme in two ways:  (1) where St. Paul was the incumbent on the lead layer of business, Marsh generally sought to “protect” St. Paul’s incumbency and gave St. Paul an unfair competitive advantage by seeking out non-competitive bids from other insurers; and (2) where St. Paul was not the incumbent on the lead layer, St. Paul agreed to provide quotes to protect the incumbent, with the understanding that St. Paul would receive business on an excess layer without competition, thereby allowing it to enter the market.2 These practices were to the detriment of the insured, whose best interests Marsh was supposed to be serving.

                27. The details of the scheme were as follows.  When St. Paul was the incumbent carrier on a layer, or was otherwise chosen by Marsh to win a client’s excess layer business, Marsh set a target for St. Paul that included proposed premium and policy terms for St. Paul’s bid.  If St. Paul met this target, Marsh generally arranged for St. Paul to win the business, regardless of whether St. Paul, or any other insurance company, could have quoted better terms for the client.

                28. In order to control the market, Marsh instructed other insurance companies to provide intentionally losing bids that were inferior to those provided by the incumbent or its chosen winner for the excess layer.  These losing quotes were known, among other things, as “fake,” “backup,” “supportive,” “alternative leads” or “protective quotes.”  They were also known as “B Quotes” or simply “B’s.”  After securing such quotes, Marsh would present them to clients as bids obtained through a competitive process.  This pretense of competition was

                (2)           Excess casualty insurance is typically sold in multiple layers of coverage over and above the insured’s primary casualty policy with several different insurers each covering a layer.  For example, Insurer A’s primary policy provides coverage up to $10 million; Insurer B provides the first layer excess coverage from $10 million to $25 million; and Insurer C covers the next layer from $25 to $50 million.

intended to, and did, give clients the impression that St. Paul’s bid was the best available.  It also had the effect of directing business to St. Paul, not on terms best for the client, but rather on terms advantageous to St. Paul.  Certain employees of St. Paul were aware of this arrangement and of the “B Quotes” supplied by other insurers.

29. The arrangement with Marsh allowed St. Paul to sharply increase the premiums directed to it by Marsh.  For example in 2001, St. Paul received only $22 million in excess casualty premium in the United States from Marsh.  This number increased in 2002 to $63 million, $98 million in 2003 and $108 million in 2004.  Set forth below are specific examples of St. Paul’s participation in the bidrigging scheme:

a.                                       In or about June of 2003, Client A sought competitive bids for its excess casualty coverage on which St. Paul was the incumbent.  An internal Marsh e-mail stated, “Risk Manager has said that she wants to see options other than the incumbent.”  Despite the wishes of the Client, Marsh had no intention of opening St. Paul to competition.  St. Paul, with Marsh’s blessing, proposed raising the premiums of the policy over 40% in its bid from the year before.  Marsh, to convince its client that this increase was justified, reached out to Zurich and ACE to provide higher noncompetitive bids. As a Marsh executive wrote to Zurich:

I need a protective quote.

Please email me indicating [sic] you would need a 2mm per occurrence, and make your premium for [the layer] unattractive, St. Paul is the incumbent and they offered [the layer for] $351,000 (GL 1/2/2 AL 2).  Also make the terrorism surcharge in addition to this premium.

                                                Both Zurich and ACE responded to Marsh’s request with quotes that were higher than St. Paul’s bid.

b.                                      In or about July of 2003, Client B sought to renew its excess casualty coverage and asked Marsh to solicit competitive bids.  Marsh’s broking plan dictated that St. Paul was to receive the coverage for the lead layer at a premium of $200,000.  Once St. Paul hit that target in its bid, Marsh sought protective B Quotes.  An internal Marsh e-mail stated: “I am going to need a B quote from ACE .. . . so I can get CA [the Marsh client advisor] off my back.  In fact, please have ACE Excess release a quote for [the lead layer].”   This was followed by an e-mail from Marsh to the ACE underwriter, which stated:

St. Paul quoted a lead . . .  (same attachments as expiring) and hit target of $200,000.  I rated up the program and came to approx. $460,000 for a lead . . . . [giving ACE an indication of what to bid]

Can you please provide us with a back-up indication at your soonest.  Should you need any additional information, please advise.  I await your indication.

                                                Later that same day, ACE responded by stating that its price would be about $450,000 or more than double St. Paul’s price.  St. Paul received the coverage.

c.                                       In or about November of 2001, Client C sought excess casualty coverage. In the past, it had placed its coverage directly, without using a broker. However, for the 2002 year it hired Marsh.  Rather than allow the market to compete for the new coverage, Marsh set a broking plan that called for Zurich to receive the coverage.  The broking plan stated that “we will need to do a Type B on this to MANY markets for this client.  Therefore submissions to MARP [Munich American Risk Partners], Chubb, Kemper, St. Paul, Liberty [Mutual], AIG.” (Emphasis in original). Shortly after the broking plan was determined, Zurich met the target and Marsh went about getting “B Quotes” to make Zurich appear to be the winner of a bona-fide competition.  On December 18, 2001 a Marsh executive wrote to St. Paul and stated:

Specs were forwarded in November for [Client C].  Zurich’s renewal quote is $175,000 for [the lead excess layer].  Primary AL is $2MM.

Josh is asking for non-quotes.  If you didn’t already respond to [the Marsh executive] . . ., please feel free either to decline for class or quote higher (please).

                                The next day St. Paul responded by issuing a quote 30% higher than Zurich’s bid.

d.                                      In or about October of 2003, Client D was looking to rebid its excess casualty insurance and asked Marsh to solicit competitive bids.  Marsh’s broking plan called for Zurich, the incumbent, to receive the renewal at a premium of $176,000 for $50 million of coverage and for St. Paul to receive one of the excess layers.  Once Zurich matched the $176,000 target, Marsh devised a plan whereby St. Paul would bid an unattractive amount on only $25 million of coverage, thereby allowing Marsh to steer the client to Zurich.  To enact this plan, a Marsh broker forwarded the following internal e-mail to a St. Paul underwriter:

Enclosed is a copy of Zurich’s renewal quote for the lead $50m. They have hit our target of $176,000 for renewal. . . . St. Paul is also in the broking plan for an alternate lead.  Since Zurich will be OK on the renewal, please send me an email confirming that St.Paul’s lead for $25m would be at least $125,000.

St. Paul responded, as requested, in an email stating “Our Lead $25,000,000 . . . will be at least $125,000.”   Once it had the manufactured St. Paul quote, Marsh wrote to its client:

St. Paul provided an indication for the $25 million lead of $125,000. To complete the $50 million ($25 million excess of $25 million) as an alternative to the Zurich $50 million lead quote, the indications that were obtained from several insurer . . . were at least $70,000. Therefore, the premium would be at least $195,000 for the $50 million structured on this basis in comparison to the Zurich lead $50 million quote of $176,000.

The client, having been deceived by Marsh and the insurance companies, awarded the contract to Zurich.

Finite Reinsurance

30. St. Paul also used non-traditional and finite reinsurance to improperly enhance both its own earnings and those of its clients.  In a series of contracts, St. Paul entered into reinsurance agreements that appeared to contain enough risk to be accounted for as legitimate reinsurance.  Unknown to its auditors, however, St. Paul entered into “understandings” outside of the written contracts that specified that neither side would lose or profit beyond an agreed-upon margin, with any gains or losses to be made up in subsequent years.  In this way, neither side had any real risk.  The following is an example of this type of conduct by St. Paul:

31. Over a number of years, St. Paul entered into a series of reinsurance contracts with various reinsurance companies through its agent, a reinsurance brokerage firm.  Outside of these contracts, St. Paul reached an “understanding,” through its agent but approved by St. Paul, that various reinsurers would achieve a set level of return and if that level was not achieved, any difference would be made up through future contracts.  For example, in the years 1999 through 2002, St. Paul, through its agent, entered into aggregate excess of loss reinsurance contracts with Underwriters Reinsurance Company (Barbados).  During the discussions for the 2001 renewal, its reinsurance broker, acting on behalf of St. Paul, made clear that, despite the wording of the reinsurance contract between the parties, any losses suffered by Underwriters Re would be made up by St. Paul.  In a letter dated December 22, 2000, a Senior Vice President at its reinsurance broker wrote to Underwriters Re:

St. Paul Re intends to alleviate the loss position on the 1999 contract by using excess funding, if any, on the 2000 contract and any future contract not commuted. . . . It is St. Paul Re’s intention to commute the 1999 year before the 2000 year is commuted.  To the extent that the 1999 year suffers an economic loss, then St. Paul Re would forfeit that portion of its excess funding refund, that would be due at the time of commutation under the 2000 contract.

32. Two years later, the parties were again discussing how to deal with losses in the contract.  An Underwriters Re executive wrote to St. Paul’s reinsurance broker and quoted from the December 22, 2000 letter.  She then wrote:

Based upon this framework of understanding and based upon recent discussions with ... [St. Paul’s reinsurance broker] and SPRE [St. Paul Re], it is our understanding that any excess funding in the 2001 Agg XL contract will be used to alleviate any loss positions on the 1999 and 2000 contracts.  To this end, SPRE will hold the 2001 contract open until 2015.

                33. The letter was then sent to the Chief Operating Officer of St. Paul Re who signed the letter agreeing to its content.  St. Paul’s auditors were never informed of this side agreement.

                34. Based on these findings, the Attorneys General and the Superintendent allege that St. Paul Travelers unlawfully deceived policyholders, regulators and other authorities and shareholders by:  (a) participating in schemes to steer business and allocate customers; (b) participating in rigging of bids for excess casualty insurance through Marsh; and (c) improperly using reinsurance transactions to bolster the quality, quantity and stability of their clients’ and St. Paul’s earnings.

                35. St. Paul Travelers has been and is continuing to cooperate with the Attorneys General Investigations and the Superintendent’s Investigation.

                36. In the wake of the issuance of the subpoenas and the Attorneys General Investigations and the Superintendent’s Investigation, St. Paul Travelers has adopted and, under this Assurance of Discontinuance (the “Assurance”) and corresponding Stipulation with the Superintendent (the “Stipulation”), will continue to implement a number of business reforms governing the conduct of employees of St. Paul Travelers.

                37. By entering into this Assurance, the Attorneys General resolve all issues uncovered to date (with the exception of those areas noted below) in the Attorneys General Investigations.

                38. The Attorneys General find the relief and agreements contained in this Assurance appropriate and in the public interest. The Attorney General of New York is willing to accept this Assurance pursuant to Executive Law § 63(15), in lieu of commencing a statutory proceeding.  The Attorney General of Connecticut is willing to accept the Assurance in lieu of commencing a statutory proceeding under Conn. Gen. Stat. §§ 35-32, 42-110m and 33-1335. The Attorney General of Illinois is willing to accept the Assurance in lieu of commencing a statutory proceeding under 740 ILCS 10/1 et seq. and 815 ILCS 505/1 et seq.

                39. The Superintendent and St. Paul Travelers will, simultaneously with the signing of the Assurance, enter into a Stipulation to resolve all issues uncovered to date in the Superintendent’s Investigation.

                40. This Assurance is entered into solely for the purpose of resolving the Attorneys General Investigations, and is not intended to be used for any other purpose.

                41. Without admitting or denying any of the above allegations, St. Paul Travelers is entering into this Assurance and the Stipulation.

                42. Nothing herein shall be construed to apply to any business or operations involving group and individual:  (1) fixed and variable life insurance, (2) fixed and variable, immediate and deferred annuities, (3) accidental death and dismemberment insurance, (4) short and long term disability insurance, (5) long term care insurance, (6) accident and health insurance, including vision and dental insurance, (7) credit insurance, (8) involuntary unemployment insurance, (9) guaranteed investment contracts, and (10) funding agreements (collectively “St. Paul Travelers’ Life Insurance Operations”).

                       NOW THEREFORE, the Attorneys General and St. Paul Travelers hereby enter into this Assurance with a statement of apology attached as Exhibit 1, and agree as follows:

Bid Rigging — Excess Casualty Policyholders

                1. On or before September 7, 2006, St. Paul Travelers shall pay $37 million into a fund (the “Excess Casualty Fund”) held by St. Paul Travelers to be paid to St. Paul Travelers’ policyholders who purchased or renewed St. Paul Travelers’ excess casualty policies, excluding excess workers compensation policies, through Marsh during the period from January 1, 2000 through September 30, 2004 (the “Eligible Policyholders”).  All of the money paid into the Excess Casualty Fund and any investment or interest income earned thereon shall be paid to Eligible Policyholders pursuant to this Assurance.  No portion of the Excess Casualty Fund shall be considered a fine or a penalty.

                2. The Excess Casualty Fund shall be invested in a designated money market fund subject to the prior approval of the Attorneys General and the Superintendent.

                3. St. Paul Travelers shall (a) by November 8, 2006 calculate the amount of money each of the Eligible Policyholders paid for excess casualty insurance placed by St. Paul Travelers through Marsh with inception or renewal dates during the period from January 1, 2000 through September 30, 2004 (the “Eligible Policies”); (b) within ten days of completing these calculations, file a report with the Attorneys General and the Superintendent, certified by an officer of St. Paul Travelers, setting forth:  (i) each Eligible Policyholder’s name and address; (ii) the Eligible Policyholder’s Eligible Policy(ies) purchased or renewed and policy number(s); (iii) the amount the Eligible Policyholder paid in premiums for each such policy; and (iv) the amount each policyholder is eligible to receive which shall equal each policyholder’s pro rata share of the Excess Casualty Fund as calculated by multiplying the amount in the Excess Casualty Fund by the ratio of the policyholder’s gross written premium for Eligible Policies for the period from January 1, 2000 through September 30, 2004, divided by the total gross written premium for all Eligible Policies; and (c) by November 22, 2006, send a notice to each Eligible Policyholder, setting forth items (ii) through (iv), above, and stating that the amount paid may increase if there is less than full participation by Eligible Policyholders in the Excess Casualty Fund (the “Excess Notice”).  The form of the Excess Notice shall be subject to the prior approval of the Attorneys General and Superintendent.

4. Eligible Policyholders who receive an Excess Notice and who voluntarily elect to receive a cash distribution (the “Participating Policyholders”) shall tender a release in the form attached hereto as Exhibit 2 on or before April 23, 2007.

                5. On or before June 4, 2007, St. Paul Travelers shall pay each Participating Policyholder the amount that that Participating Policyholder is eligible to receive from the Excess Casualty Fund as set forth in paragraph 3(b)(iv) above, and any interest or investment income earned thereon.

                6. On or before July 2, 2007, St. Paul Travelers shall file an interim report with the Attorneys General and the Superintendent, certified by an officer of St. Paul Travelers, listing all amounts paid from the Excess Casualty Fund.

                7. In the event that any Eligible Policyholder elects not to participate or otherwise does not respond to the Excess Notice (the “Non-Participating Policyholders”), the amount that such policyholder was eligible to receive from the Excess Casualty Fund as set forth in paragraph 3(b)(iv) may be used by St. Paul Travelers to satisfy any pending or other claims asserted by policyholders relating to the excess casualty bid rigging or excess casualty steering allegations set forth in this Assurance, provided that in no event shall a distribution be made from the Excess Casualty Fund to any other policyholder until all Participating Policyholders have been paid the full aggregate amount set forth in paragraph 3(b)(iv) above, and any interest or investment income earned thereon;  nor shall the total payments from the Excess Casualty Fund to any Non-Participating Policyholder exceed 80% of the amount that Non-Participating Policyholder was originally eligible to receive as set forth in paragraph 3(b)(iv).

                8. If any money remains in the Excess Casualty Fund as of April 2, 2008 any such funds shall be distributed by May 2, 2008 on a pro rata basis to the Participating Policyholders.

9. In no event shall any of the money in the Excess Casualty Fund or the investment or interest income earned thereon be used to pay or considered in the calculation of attorneys fees.

10. In no event shall any of the money in the Excess Casualty Fund or the investment or interest income earned thereon be used to pay or considered in the calculation of commissions, administrative or other fees to St. Paul Travelers.

11. On or before May 15, 2008, St. Paul Travelers shall file a report with the Attorneys General and the Superintendent, certified by an officer of St. Paul Travelers, listing all amounts paid from the Excess Casualty Fund, including any payments subsequent to the payments described in paragraph 6.

MONETARY FINE, PENALTY AND PAYMENT

12. On or before September 7, 2006 St. Paul Travelers shall pay $40 million as a fine or penalty of which a $24 million fine will be paid by wire transfer to the State of New York, a $8 million payment will be made in accordance with 815 ILCS 505/7(d) by wire transfer to the State of Illinois and a $8 million penalty will be paid by wire transfer to the State of Connecticut. Each Attorney General and the Superintendent shall provide issuing instructions with respect to the payments.  These fines, payments and penalties are imposed for all of the improper conduct described in this Assurance and the Stipulation.

BUSINESS REFORMS

                13. Within 60 days of the date of this Assurance (or such other date as specified below), St. Paul Travelers shall undertake the following business reforms.  St. Paul Travelers will not undertake any transaction for the purpose of circumventing the prohibitions contained in this Assurance.

                14. For purposes of this Assurance, Compensation shall mean anything of material value given to a Producer including, but not limited to, money, credits, loans, forgiveness of principal or interest, vacations, prizes, gifts or the payment of employee salaries or expenses, provided that Compensation shall not mean customary, non-excessive meals and entertainment expenses. St. Paul Travelers shall develop and implement policies for its employees explaining the provisions of this paragraph as part of the standards described in paragraph 29 below.  Prior to January 7, 2007, St. Paul Travelers shall submit to the Attorneys General and the Superintendent a draft of the intended policies.

                15. For purposes of this Assurance, Contingent Compensation is any Compensation contingent upon any Producer: (a) placing a particular number of policies or dollar value of premium with St. Paul Travelers; (b) achieving a particular level of growth in the number of policies placed or dollar value of premium with St. Paul Travelers; (c) meeting a particular rate of retention or renewal of policies in force with St. Paul Travelers; (d) placing or keeping sufficient insurance business with St. Paul Travelers to achieve a particular loss ratio or any other measure of profitability; (e) providing preferential treatment to St. Paul Travelers in the placement process, including but not limited to giving St. Paul Travelers last looks, first looks, rights of first refusal, or limiting the number of quotes sought from insurers for insurance placement; or (f) obtaining anything else of material value for St. Paul Travelers.  This definition does not include Compensation paid to employees of St. Paul Travelers or to their Producers that are captive or are exclusive to St. Paul Travelers with respect to a specific line or product that is clearly and conspicuously identified in marketing materials as St. Paul Travelers’ line or product.

                16. Compensation Disclosure.  Beginning six months from the date of this Assurance, St. Paul Travelers’ offices, situated and issuing insurance policies in the United States or its territories, shall send a notice accompanying the insured’s policy, stating that the insured can review and obtain information relating to St. Paul Travelers’ practices and policies regarding Compensation on either a website or from a toll-free telephone number.  The information on the website or available through the toll-free number shall be sufficient to inform insureds of the nature and range of Compensation, by insurance product, paid by St. Paul Travelers.  No later than four months from the date of this Assurance, St. Paul Travelers shall submit to the Attorneys

General the proposed format and content of the notice, website and the information available via the toll-free telephone number described in this paragraph.  The form and content of the notice, website and information available via the toll-free telephone number shall be subject to the prior approval of the Attorneys General.  St. Paul Travelers shall commence posting the website and operation of the toll-free telephone number no later than six months after the date of this Assurance.

                17. Prohibition on Contingent Compensation for Excess Casualty.  During the period of 2006 through and including 2008, St. Paul Travelers’ offices situated and issuing policies in the United States shall not pay any Producer Contingent Compensation relating to the placement of any excess casualty insurance policy.  In addition, St. Paul Travelers commits that its offices situated and issuing policies outside the United States shall not pay any Producer Contingent Compensation relating to the placement of any excess casualty insurance policy issued or renewed to any insured domiciled in the United States, which policy is principally associated with covering property or operations situated in the United States.  Subsequent to 2008, excess casualty insurance shall be subject to the provisions of paragraph 23.

                18. St. Paul Travelers shall undertake the business reforms set forth in paragraphs 1925 for any offices situated and issuing policies in the United States or its territories.

                19. Except as set forth in paragraphs 23-25 below, in connection with its issuance, renewal or servicing of insurance policies through a Producer, St. Paul Travelers shall pay as Compensation only a specific dollar amount or percentage commission on the premium set at the time of each purchase, renewal, placement or servicing of a particular insurance policy.

                20. Prohibition on Pay-to-Play.  St. Paul Travelers shall not offer to pay or pay, directly or indirectly, any Producer any Compensation in connection with the Producer’s solicitation of bids for the Producer’s clients.

                21. Prohibition on Bid Rigging.  St. Paul Travelers shall not directly or indirectly knowingly offer or provide to any Producer any false, fictitious, artificial, ‘B’ or “throw away” quote or indication.  Nothing herein shall preclude St. Paul Travelers from offering to provide or providing any bona fide quote or indication.

                22. Prohibition on Leveraging.  St. Paul Travelers shall not make any promise or commitment to use any Producer’s brokerage, agency, producing or consulting services, including reinsurance brokerage, agency or producing services, contingent upon any of the factors listed in paragraph 15(a) - (f) above.

                23. Additional Limitations on Contingent Compensation.  Within 30 days of receipt of a notice from any of the Attorneys General that the Attorneys General have made a determination, based on market share information available from the National Association of Insurance Commissioners (“NAIC”) or A.M. Best Company (or another agreed upon third-party source of market share data if such data is not available from NAIC or A.M. Best for a given insurance line (or product/segment)), that (a) insurers who do not pay Contingent Compensation in a given insurance line (or product/segment) including but not limited to direct writers and insurers that employ only captive agents in the given insurance line (or product/segment) and (b) insurers who have signed Agreements or Assurances with the Attorney General of New York or agreements with other Attorneys General containing this paragraph as applied to them, together represent more than 65% of the national gross written premiums in the given insurance line (or product/segment) in the calendar year for which market share data is most recently available (the “Notice”), St. Paul Travelers shall stop paying Contingent Compensation for such insurance line (or product/segment) beginning on January 1 of the next calendar year following the date of the Notice. If, in any given calendar year after the date of the Notice described above, the market share used in the Notice falls below 60%, St. Paul Travelers shall notify the Attorneys General of the change.  If, within 60 days, the Attorneys General do not object to St. Paul Travelers’ determination that the market share used in the Notice is below 60%, any prohibition on Contingent Compensation described in the Notice shall cease.  If any of the Attorneys General do object to St. Paul Travelers’ determination, the Attorneys General shall set forth the reasons for such objections in a written notice to St. Paul Travelers within 60 days of St. Paul Travelers’ notification to the Attorneys General.  Resort to court action to resolve a dispute related to the determination of market share or the determination that a given insurer does not pay Contingent Compensation under this paragraph shall not be deemed a violation of this Assurance.

24. Except as provided in paragraph 17, in any insurance line or product in which St. Paul Travelers paid Contingent Compensation for the 2004 calendar year or any part thereof, St. Paul Travelers may continue to pay Contingent Compensation until the receipt of a Notice from the Attorneys General that the conditions described in paragraph 23 above have been met. Following receipt of a Notice, St. Paul Travelers may continue to pay any Contingent Compensation accrued or accruing until the end of the calendar year.  In no event shall any provisions in paragraphs 23, 24 and 25 be construed to require St. Paul Travelers to take any action that would cause St. Paul Travelers to be in breach of an agreement that is in force as of the date of this Assurance.

                25. St. Paul Travelers agrees not to commence the paying of Contingent Compensation in any insurance line (or product/segment) in which it did not pay Contingent Compensation for the 2004 calendar year or any part thereof and where the Attorneys General have sent a Notice pursuant to paragraph 24 above.  In the event that St. Paul Travelers intends to enter into any agreement potentially obligating it to make Contingent Compensation payments for any insurance line (or product/segment) in which it did not pay Contingent Compensation for the 2004 calendar year or any part thereof, St. Paul Travelers agrees to give the Attorneys General written notice and a copy of the intended agreement at least 60 days prior to the execution of any such agreement.

                26. Controls on “Book Rolls.”  St. Paul Travelers shall not enter any agreement or arrangement to transfer 25 or more insurance policies from an insurer unless the agreement or arrangement provides for giving written notice to affected insureds of (a) the reason for the transfer of the policy, including any Compensation paid to the Producer related to the transfer; and (b) a statement that the insured can review and obtain information relating to St. Paul Travelers’ practices and policies regarding Compensation on either a website or from a toll-free telephone number.

                27. Controls on Service Centers. Persons communicating on behalf of St. Paul Travelers with any consumer and/or insured participating in any St. Paul Travelers sponsored or affiliated service center must immediately and clearly identify themselves to the consumer and/or insured as representing St. Paul Travelers.

                28. Controls on Finite and Non-traditional Reinsurance. St. Paul Travelers commits that St. Paul Travelers will enact policies and procedures satisfactory to the Attorneys General and the Superintendent to prevent transactions designed solely to manipulate accounting results, transactions involving insufficient risk transfer created for purposes of improperly qualifying such transactions for reinsurance accounting, and transactions that contain undisclosed side agreements.

                29. Standards of Conduct and Training.  St. Paul Travelers shall implement written standards of conduct regarding Compensation paid to Producers, consistent with the terms of this Assurance, subject to approval of the Attorneys General and Superintendent, which implementation shall include, inter alia, appropriate training of relevant employees, including but not limited to training in business ethics, professional obligations, conflicts of interest, antitrust and trade practices compliance, and record keeping.  St. Paul Travelers commits that its insurance subsidiaries doing business outside of the United States directly or through professional intermediaries, with United States resident insureds for policies principally associated with property or operations situated in the United States, will conform their conduct to the requirements of the Assurance and Stipulation.

                30. St. Paul Travelers agrees to support legislation and regulations in the United States to abolish Contingent Compensation for insurance products or lines.  St. Paul Travelers further agrees to support legislation and regulations in the United States requiring greater disclosure of Compensation.

                31. St. Paul Travelers shall not engage or attempt to engage in violations of New York

State Executive Law § 63(12), New York State’s Donnelly Act (Gen. Bus. Law § 340 et seq.), New York State’s Martin Act (Gen. Bus. Law § 352-c), New York Insurance Law, Connecticut’s Antitrust Act, Conn. Gen. Stat. § 35-24 et seq; Connecticut’s Unfair Trade Practices Act, § 42-110a et seq. and Connecticut’s laws relating to corporate accountability, § 33-1335 and the Illinois Antitrust Act, 740 ILCS 10/1 et seq. and the Illinois Consumer Fraud and Deceptive Business Practices Act, 815 ILCS 505/1 et seq.

REINSURANCE REPORTING OBLIGATIONS

32. For a period of five years beginning November 6, 2006, St. Paul Travelers will provide annually by May 1 of each year to the Superintendent a report, in a format approved by the Superintendent, that includes:

a.                        A review of ceded and assumed reinsurance of the property/casualty insurance subsidiaries of St. Paul Travelers required to file statutory financial statements on the NAIC blanks (the “Property/Casualty Insurers”) verifying that all contracts comply with SSAP 62 and 75 and the new NAIC disclosure and attestation requirements including the attestation that with respect to all reinsurance contracts for which the reporting entity is taking credit on its current financial statements, to the best of St. Paul Travelers’ knowledge and belief, after diligent inquiry and unless noted as an exception under the attestation requirement:

i.             Consistent with SSAP 62, there are no separate written or oral agreements between the reporting entity (or its affiliates or companies it controls) and the assuming reinsurer that would under any circumstances, reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under the reinsurance contract, other than inuring contracts that are explicitly defined in the reinsurance contract except as disclosed;

ii.            For each such reinsurance contract entered into, renewed or amended on or after January 1, 1994, for which risk transfer is not reasonably considered to be self-evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by SSAP 62 and 75, is available for review;

iii.           The reporting entity complies with all the requirements set forth in SSAP 62 and 75, and any supporting documentation is available for review;

iv.           The reporting entity has appropriate controls in place to monitor the use of reinsurance and adhere to the provisions of SSAP 62 and 75.

b.                     A list of all its affiliated insurers, categorized by domicile, whether controlled through ownership or otherwise under the Insurance Law.  The list shall include the percentage of ownership or other means by which St. Paul Travelers controls the affiliated insurer.

c.                        A list of its ownership of five percent or more of the voting shares of any non-affiliated insurer entities.

d.                       A list of non-affiliated insurers to whom St. Paul Travelers’ Property/Casualty Insurers have ceded business during the preceding calendar year either directly, or through retrocession agreements if known, excluding those captive reinsurance entities that do not accept third party business, where the business ceded represents fifty percent or more of the entire direct and assumed premium written by insurer, based upon such insurer’s most recent publicly available financial statements.

Such report shall be certified by the Chief Reinsurance Officer and the Chief Executive Officer of St. Paul Travelers and a copy of such report shall be submitted to the relevant Audit Committee of St. Paul Travelers.

33. The Chief Reinsurance Officer of St. Paul Travelers will maintain approved lists of reinsurers. St. Paul Travelers will not cede insurance to any reinsurer not set forth on those lists. Such lists will be available to the Superintendent upon examination.  All approved reinsurance relationships will be reviewed by the Chief Reinsurance Officer of St. Paul Travelers and such review will include a written determination of whether the reinsurance entity is affiliated or controlled (by ownership, by contract or otherwise) by St. Paul Travelers.

                                                34. Additional Undertakings.

a.                                       St. Paul Travelers agrees that it will establish and maintain a training and education program, completion of which will be required for all officers,

executives, and employees of St. Paul Travelers who have supervisory responsibility over accounting, financial reporting and public disclosure functions relating to the United States (collectively, the “Mandatory Participants”).

b.                                      The training and education program shall be designed to cover, at a minimum, the following: (i) the obligations imposed by federal and state securities law, St. Paul Travelers’ financial reporting and disclosure obligations; (ii) the financial reporting and disclosure obligations imposed on St. Paul Travelers by New York State, Illinois and Connecticut insurance laws; (iii) compliance with federal and state anti-trust laws; (iv) proper internal accounting controls and procedures; (v) discovering and recognizing accounting practices that do not conform to GAAP or SSAP or that are otherwise improper; and (vi) the obligations assumed by, and responses expected of the Mandatory Participants upon learning of improper, illegal or potentially illegal acts relating to St. Paul Travelers accounting and financial reporting.  The General Counsel of St. Paul Travelers shall communicate to Mandatory Participants, in writing or by video, its endorsement of the training and education program.

COOPERATION WITH THE SUPERINTENDENT

35. St. Paul Travelers will maintain and provide to the Superintendent, upon the Superintendent’s request, complete underwriting files, including correspondence and e-mails,

and risk transfer analysis to the extent required by SSAP 62 relating to all reinsurance ceded or assumed by St. Paul Travelers.  St. Paul Travelers will authorize its independent auditors and direct its internal auditors to make available to the Superintendent upon request all workpapers of their auditors, including but not limited to all Schedules of Unadjusted Differences.

                36. St. Paul Travelers will file all holding company transactions in a timely manner in compliance with Article 15 of the New York Insurance Law and Department Regulation 52.

                37. St. Paul Travelers will cooperate fully on all examinations and on all other regulatory requests and will respond to all Department inquiries in a prompt, timely and complete manner and will provide appropriate staff during examinations in order to provide timely responses.  Failure to respond to the Department in a timely manner, as required by this paragraph, will constitute violations of this Assurance and the Insurance Law.  Any issues that relate to the timeliness of the responses shall be reported to the Chief Financial Officer of St. Paul Travelers.

                38. The Chair of the St. Paul Travelers’ Audit Committee, if requested, will meet with the Superintendent and/or a designated official of the Superintendent on an annual basis or more frequently as deemed necessary by the Superintendent.

COOPERATION WITH THE ATTORNEYS GENERAL

                39. St. Paul Travelers shall fully and promptly cooperate with the Attorneys General with regard to their Investigations, and related proceedings and actions, of any other person, corporation or entity, including but not limited to St. Paul Travelers’ current and former employees, concerning the insurance industry.  St. Paul Travelers shall use its best efforts to ensure that all its officers, directors, employees, and agents also fully and promptly cooperate with the Attorneys General in their Investigations and related proceedings and actions. Cooperation shall include without limitation: (a) production voluntarily and without service of subpoena of any information and all documents or other tangible evidence reasonably requested by any of the Attorneys General, and any compilations or summaries of information or data that any of the Attorneys General reasonably request be prepared; (b) without the necessity of a subpoena, having St. Paul Travelers’ officers, directors, employees and agents attend any proceedings at which the presence of any such persons is requested by any of the Attorneys General and having such persons answer any and all inquiries that may be put by any of the Attorneys General (or any deputies, assistants or agents of the Attorneys General) to any of them at any proceedings or otherwise (“proceedings” include but are not limited to any meetings, interviews, depositions, hearings, grand jury hearing, trial or other proceedings); (c) fully, fairly and truthfully disclosing all information and producing all records and other evidence in its possession relevant to all inquiries reasonably made by any of the Attorneys General concerning any illegal fraudulent or criminal conduct whatsoever about which it has any knowledge or information; (d) in the event any document is withheld or redacted on grounds of privilege, work-product or other legal doctrine, a statement shall be submitted in writing by St. Paul Travelers indicating: (i) the type of document; (ii) the date of the document; (iii) the author and recipient of the document; (iv) the general subject matter of the document; (v) the reason for withholding the document; and (vi) the Bates number or range of the withheld document.  Any of the Attorneys General may challenge such claim in any forum of their choice and may, without limitation, rely on all documents or communications theretofore produced or the contents of which have been described by St. Paul Travelers, its officers, directors, employees, or agents; and (e) St. Paul Travelers shall not compromise the integrity of the investigations, including jeopardizing the safety of any investigator or the confidentiality of any aspect of the investigation, including sharing or disclosing evidence, documents, or other information with others during the course of the investigation, without the consent of the relevant Attorney General.  Nothing herein shall prevent St. Paul Travelers from providing such evidence to other regulators, or as otherwise required by law.

40. St. Paul Travelers shall comply fully with the terms of this Assurance.  If St. Paul Travelers violates the terms of paragraph 39 in any material respect, as determined solely by any of the Attorney Generals: (a) each of the Attorney Generals may pursue any action, criminal or civil, against any entity for any crime it has committed, as authorized by law, without limitation; (b) as to any criminal prosecution brought by the New York or Illinois Attorneys General for violation of law committed within six years prior to the date of this Assurance or for any violation committed on or after the date of this Assurance, St. Paul Travelers shall waive any claim that such prosecution is time barred on grounds of speedy trial or speedy arraignment or the statute of limitations.

OTHER PROVISIONS

41. St. Paul Travelers shall implement procedures and controls designed to provide full and complete disclosure to state insurance regulators.

42. St. Paul Travelers commits that it shall not seek or accept, directly or indirectly,

indemnification pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance.

                43. None of the provisions of this Assurance shall apply to St. Paul Travelers’ Life Insurance Operations.

                44. The Attorneys General agree that any prior approval required under the terms of this Assurance shall not be unreasonably withheld.

                45. This Assurance is not intended to disqualify St. Paul Travelers, its subsidiaries, or any of its current employees from engaging in any business in New York, Illinois, Connecticut or in any other jurisdiction.  Nothing in this Assurance shall relieve St. Paul Travelers or its subsidiaries of obligations imposed by any applicable state insurance law or regulations or other applicable law.

                46. This Assurance shall not confer any rights upon any persons or entities besides the Attorneys General and St. Paul Travelers.

47. St. Paul Travelers shall maintain custody of, or make arrangements to have maintained, all documents and records related to this matter for a period of not less than six years.

48. The Attorneys General may make such application as appropriate to enforce or interpret the provisions of this Assurance, or in the alternative, maintain any action, either civil or criminal, for such other and further relief as the Attorneys General may determine is proper and necessary for the enforcement of this Assurance.  If compliance with any aspect of this Assurance proves impracticable, St. Paul Travelers reserves the right to request that the parties modify the Assurance accordingly.

                49. In any application or in any such action, facsimile transmission of a copy of any papers to current counsel for St. Paul Travelers shall be good and sufficient service on St. Paul Travelers unless St. Paul Travelers designates, in a writing to the relevant Attorney General, another person to receive service by facsimile transmission.

                50. Facsimile transmission of a copy of this Assurance to counsel for St. Paul Travelers shall be good and sufficient service on St. Paul Travelers.

                51. This Assurance shall be governed by the laws of the State of New York without regard to conflict of laws principles, except that with respect to enforcement actions taken by the Connecticut Attorney General or the Illinois Attorney General.  Those actions will be governed by the laws of the state of the Attorney General bringing the action without regard to choice of law principles.

                52. This Assurance may be executed in counterparts.

Executed this 31st day of July, 2006.

ELIOT SPITZER
Attorney General of the State of New York

/s/ Eliot Spitzer
Office of the New York State Attorney General
120 Broadway, 25th Floor
New York, New York 10271

LISA MADIGAN
Attorney General of Illinois

/s/ Lisa Madigan
Office of the Attorney General
State of Illinois
100 W. Randolph Street, 12th Floor
Chicago, Illinois 60601

RICHARD BLUMENTHAL
Attorney General of the State of Connecticut

/s/ Richard Blumenthal
Office of the Connecticut Attorney General
55 Elm Street
Hartford, Connecticut 06141-0120

The St. Paul Travelers Companies, Inc.

/s/ Kenneth F. Spence, III
Kenneth F. Spence, III
Executive Vice President, General Counsel
385 Washington Street
St. Paul, Minnesota 55102-1396

EXHIBIT 1

APOLOGY

St. Paul Travelers acknowledges that certain of its employees violated acceptable business practices and St. Paul Travelers’ own standards of conduct by engaging in improper bidding practices and certain “finite insurance” activities.  St. Paul Travelers apologizes and has enacted business practice reforms to ensure that these incidents do not occur again.  Further, St. Paul Travelers has agreed to support legislation eliminating contingent compensation for brokers and agents.

EXHIBIT 2

RELEASE

This RELEASE (the “Release”) is executed this          day of             , 2007 by RELEASOR (defined below) in favor of RELEASEE (defined below).

DEFINITIONS

“RELEASOR” refers to [fill in name                 ] and any of its affiliates, subsidiaries, associates, general or limited partners or partnerships, predecessors, successors, or assigns, including, without limitation, any of their respective present or former officers, directors, trustees, employees, agents, attorneys, representatives and shareholders, affiliates, associates, general or limited partners or partnerships, heirs, executors, administrators, predecessors, successors, assigns or insurers acting on behalf of RELEASOR.

“RELEASEE” refers to St. Paul Travelers. and any of its subsidiaries, associates, general or limited partners or partnerships, predecessors, successors, or assigns, including, without limitation, any of their respective present or former officers, directors, trustees, employees, agents, attorneys, representatives and shareholders, affiliates, associates, general or limited partners or partnerships, heirs, executors, administrators, predecessors, successors, assigns or insurers (collectively, “St. Paul Travelers”).

“ASSURANCE” refers to an Assurance of Discontinuance between St. Paul Travelers and the Attorney General of the State of New York, the Attorney General of the State of Illinois and the Attorney General of the State of Connecticut (collectively “Attorneys General”) dated--- 2006 and an accompanying stipulation between St. Paul Travelers and the Superintendent of Insurance of the State of New York (“NYSI”) dated ----- 2006, relating to (i) investigation by each of the Attorneys General and NYSI related to St. Paul Travelers’ alleged use of contingent commission agreements or placement service agreements to steer business; and (ii) investigations by each of the Attorneys General and NYSI related to St. Paul Travelers’ alleged participation in bid rigging schemes.

RELEASE

                1. In consideration for the total payment of $               in accordance with the terms of the ASSURANCE, RELEASOR does hereby fully release, waive and forever discharge RELEASEE from any and all claims, demands, debts, rights, causes of action or liabilities whatsoever, including known and unknown claims, now existing or hereafter arising, in law, equity or otherwise, whether under state, federal or foreign statutory or common law, and whether possessed or asserted directly, indirectly, derivatively, representatively or in any other capacity (collectively, “claims”), to the extent any such claims are based upon, arise out of or relate to, in whole or in part, (i) any of the allegations, acts, omissions, transactions, events, types of conduct or matters described in the ASSURANCE, or were subject to investigation by any of the Attorneys General and NYSI as referenced in the ASSURANCE; (ii) any allegations, acts, omissions, transactions, events, types of conduct or matters that are the subject of In re Insurance Brokerage Antitrust Litigation, MDL No. 1663, or the actions pending in the United States District Court for the District of New Jersey captioned In re: Insurance Brokerage Antitrust Litigation, Civ. No. 045184 (FSH), and In re Employee Benefit Insurance Brokerage Antitrust Litigation, Civ. No. 05-1079 (FSH) or any related actions filed or transferred to the United States District Court for the District of New Jersey that are consolidated into either of the preceding Civil Action dockets; or (iii) any allegations of bid-rigging or of the use of contingent commission agreements or placement service agreements to steer business arising from acts or conduct on or before the date of the ASSURANCE; provided, however, that RELEASOR does not hereby release, waive, or discharge RELEASEE from any claims that are based upon, arise out of or relate to (a) the purchase or sale of St. Paul Travelers’ securities; (b) St. Paul Travelers’ Life Insurance Operations (as defined by the Assurance to which this Release is an exhibit).

                2. In the event that the total payment referred to in paragraph 1 is not made for any reason, then this RELEASE shall be deemed null and void, provided that any payments received by RELEASOR shall be credited to St. Paul Travelers  in connection with any claims that RELEASOR may assert against St. Paul Travelers, or that are asserted on behalf of RELEASOR or by a class of which RELEASOR is a member, against St. Paul Travelers.

                3. This RELEASE may not be changed orally and shall be governed by and interpreted in accordance with the internal laws of the State of New York, without giving effect to choice of law principles, except to the extent that federal law requires that federal law governs.  Any disputes arising out of or related to this RELEASE shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York or, to the extent federal jurisdiction exists, the United States District Court for the Southern District of New York.

                4. Releasor represents and warrants that the claims have not been sold, assigned or hypothecated in whole or in part.

Dated:
RELEASOR:
By:
Print Name:
Title: